Bill Gosling of 179 Great Eastern Highway, Belmont, Western Australia

CERTIFICATE OF QUALIFIED PERSON

I, Bill Gosling do hereby certify that:

1. I am a Senior Process Engineer. My address is 179 Great Eastern Highway, Belmont, Western Australia.

2. This certificate applies to the Technical Report titled Cerro Moro Gold-Silver Project, Second Preliminary Economic Assessment, Technical Report NI 43-101 (the "Technical Report") dated August 2, 2011.

3. I possess a Bachelor of Engineering (Extractive Metallurgy) from the Western Australian Institute of Technology and a Masters in Business Administration from LaTrobe University.

4. I am a member in good standing of Australasian Institute of Mining and Metallurgy (AusIMM) Fellow Grade and Society for Mining, Metallurgy and Exploration (SME) Member Grade.

5. I have worked as process engineer and manager in the mining industry in Australia for 26 years in both base metal flotation and precious metal extraction operations. For the last six years I have been involved in the design, construction and commissioning of process plants throughout Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I have not personally inspected the project.

8. I am responsible for sections 13, 17, 21 and 26 of the Technical Report.

9. I am independent of Extorre Gold Mines Limited as described in section 1.4 of NI 43-101.

10. I have had no prior involvement with the Cerro Moro project.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

12. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of August, 2011

WG Gosling

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